UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes sale of onshore fields in Bahia

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Rio de Janeiro, December 22, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 12/23/2020, informs that it concluded today the sale of its total stake in 12 onshore exploration and production fields, called Remanso Cluster, located in the state of Bahia, to PetroRecôncavo S.A. (PetroRecôncavo).

After compliance with the preceding conditions, the transaction was concluded with the payment of US$ 7.3 million to Petrobras, already with the adjustments provided for in the contract. The amount received at the closing adds to the amount of US$ 4 million paid to Petrobras when the sale contract was signed. The company will also receive US$ 5 million one year after the closing of the operation, an amount to be adjusted based on the conditions foreseen in the contract.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the company's strategy of portfolio management and capital allocation improvement, aiming to maximize value and provide greater return to society. Petrobras is increasingly concentrating its resources on assets in deep and ultradeep waters, where it has shown a great competitive edge over the years, producing better quality oil and with lower greenhouse gas emissions.

About Remanso Cluster

The Cluster comprises the onshore fields of Brejinho, Canabrava, Cassarongongo, Fazenda Belém, Gomo, Mata de São João, Norte Fazenda Caruaçu, Remanso, Rio dos Ovos, Rio Subaúma, São Pedro and Sesmaria, located in the state of Bahia. Petrobras is the operator with 100% stake in these concessions and Petrorecôncavo has been contracted by Petrobras since 2000 to provide services for production operations in most of the fields of this Cluster. The average production of the Remanso Cluster from January to November 2021 was 3.2 thousand barrels of oil per day (bpd) and 90.7 thousand m³/day of natural gas.

About PetroRecôncavo S.A.

PetroRecôncavo is a Brazilian oil and gas company, listed on the Novo Mercado, B3's highest level of corporate governance, with operations in revitalizing and increasing the recovery factor of mature onshore fields, and is currently one of the largest independent producers in the industry. The company acquired in December 2019, Petrobras' stake in the Riacho da Forquilha Cluster and recently acquired Petrobras' stake in the Miranga Cluster. With the closing of the transaction to assign Petrobras' stake in the Remanso Cluster, PetroRecôncavo becomes the concessionaire of the fields and the service in production operations currently provided will be terminated.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer